
New Generation Consumer Group, Inc.
SUBSCRIPTION AGREEMENT
(Including investment representations)

IMPORTANT: This document contains significant representations.
Please read carefully before signing.


New Generation Consumer Group, Inc.
Attn: Lucia De Fatima Oliveira
300 Delaware Ave. suite 210
Wilmington, DE 19801

Ladies and Gentlemen:

I commit and subscribe to purchase from New Generation Consumer Group, Inc., a Delaware Corporation (the "Company") Simple Agreement for Future Equity in the dollar amount set forth below and upon the terms and conditions set forth herein.

I understand that this Subscription Agreement is conditioned upon my signing this Subscription Agreement the Company's acceptance of subscriptions. If this Subscription Agreement has been accepted, the Simple Agreement for Future Equity subscribed to hereby shall be issued to me in the form of UNIT(s).

With respect to such purchase, I hereby represent and warrant to you that:

1. Residence.

I am a bona fide resident of (or, if an entity, the entity is domiciled in) the state set forth on my signature page.

2. Subscription.

a. I hereby subscribe to purchase the number of Simple Agreement for Future Equity set forth below, and to make capital contributions to the Company in the amounts set forth below, representing the purchase price for the Simple Agreement for Future Equity subscribed.

    i. Price per UNIT is $125
    ii. Minimum purchase is 2 UNITS ($250)

b. Principal Amount of Simple Agreement for Future Equity : {investment.securities.amount}

c. I have funded my purchase via ACH, wire transfer or I am enclosing a check made payable to New Generation Consumer Group, Inc.in an amount equal to 100% of my total subscription amount.

d. I acknowledge that this subscription is contingent upon acceptance by the Company, and that the Company has the right to accept or reject subscriptions in whole or in part.

3. Representations of Investor.

In connection with the sale of the Simple Agreement for Future Equity to me, I hereby acknowledge and represent to the Company as follows: I hereby acknowledge receipt of a copy of the Private Placement Memorandum of the Company, dated on or about {offering.date.start}, (the "Memorandum"), relating to the offering of the Simple Agreement for Future Equity.

a. I have carefully read the Memorandum, including the section entitled "Risks Factors", and have relied solely upon the Memorandum and investigations made by me or my representatives in making the decision to invest in the Company. I have not relied on any other statement or printed material given or made by any person associated with the offering of the Simple Agreement for Future Equity.

b. I have been given access to full and complete information regarding the Company (including the opportunity to meet with the management of the Company and review all the documents described in the Memorandum and such other documents as I may have requested in writing) and have utilized such access to my satisfaction for the purpose of obtaining information in addition to, or verifying information included in, the Memorandum.

c. I am experienced and knowledgeable in financial and business matters, capable of evaluating the merits and risks of investing in the Simple Agreement for Future Equity , and do not need or desire the assistance of a knowledgeable representative to aid in the evaluation of such risks (or, in the alternative, I have used a knowledgeable representative in connection with my decision to purchase the Simple Agreement for Future Equity.

d. I understand that an investment in the Simple Agreement for Future Equity is highly speculative and involves a high degree of risk. I believe the investment is suitable for me based on my investment objectives and financial needs. I have adequate means for providing for my current financial needs and personal contingencies and have no need for liquidity of investment with respect to the Simple Agreement for Future Equity. I can bear the economic risk of an investment in the Simple Agreement for Future Equity for an indefinite period of time and can afford a complete loss of such investment.

e. I understand that there may be no market for the Simple Agreement for Future Equity , that there are significant restrictions on the transferability of the Simple Agreement for Future Equity , and that for these and other reasons, I may not be able to liquidate an investment in the Simple Agreement for Future Equity for an indefinite period of time.

f. I have been advised that the Simple Agreement for Future Equity have not been registered under the Securities Act of 1933, as amended ("Securities Act"), or under applicable state securities laws ("State Laws") and are offered pursuant to exemptions from registration under the Securities Act and the State Laws. I understand that the Company's reliance on such exemptions is predicated in part on my representations to the Company contained herein.

g. I understand that I am not entitled to cancel, terminate, or revoke this subscription, my capital commitment or any agreements hereunder and that the subscription and agreements shall survive my death, incapacity, bankruptcy, dissolution or termination.

h. I understand that capital contributions to the Company will not be returned after they are paid.

4. Investment Intent; Restrictions on Transfer of Securities.

a. I understand that (i) there may be no market for the Simple Agreement for Future Equity , (ii) the purchase of the Simple Agreement for Future Equity is a long-term investment, (iii) the transferability of the Simple Agreement for Future Equity is restricted, (iv) the Simple Agreement for Future Equity may be sold by me only pursuant to registration under the Securities Act and State Laws, or an opinion of counsel that such registration is not required, and (v) the Company does not have any obligation to register the Simple Agreement for Future Equity.

b. I represent and warrant that I am purchasing the Simple Agreement for Future Equity for my own account, for long term investment, and without the intention of reselling or redistributing the Simple

Agreement for Future Equity. The Simple Agreement for Future Equity are being purchased by me in my name solely for my own beneficial interest and not as nominee for, on behalf of, for the beneficial interest of, or with the intention to transfer to, any other person, trust, or organization, and I have made no agreement with others regarding any of the Simple Agreement for Future Equity. My financial condition is such that it is not likely that it will be necessary for me to dispose of any of the Simple Agreement for Future Equity in the foreseeable future,

c. I am aware that, in the view of the Securities and Exchange Commission, a purchase of securities with an intent to resell by reason of any foreseeable specific contingency or anticipated change in market values, or any change in the condition of the Company or its business, or in connection with a contemplated liquidation or settlement of any loan obtained for the acquisition of any of the Simple Agreement for Future Equity and for which the Simple Agreement for Future Equity were or may be pledged as security would represent an intent inconsistent with the investment representations set forth above.

d. I understand that any sale, transfer, pledge or other disposition of the Simple Agreement for Future Equity by me (i) may require the consent of the Presidentof the Company, (ii) will require conformity with the restrictions contained in this Section 4, and (iii) may be further restricted by a legend placed on the instruments or certificate(s) representing the securities containing substantially the following language:

> "The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws and may not be sold, offered for sale, or transferred except pursuant to either an effective registration statement under the Securities Act of 1933, as amended, and under the applicable state securities laws, or an opinion of counsel for the Company that such transaction is exempt from registration under the Securities Act of 1933, as amended, and under the applicable state securities laws. The transfer or encumbrance of the securities represented by this certificate is subject to substantial restrictions."

5. Additional Representations of Investor.

In connection with the UNIT(s) sale of the to me, I further represent and warrant to the Company as follows:

a. Individual Investor Only. I am of legal age in my state of residence and have legal capacity to execute, deliver and perform my obligations under this Subscription Agreement and the UNIT(s). The Subscription Agreement and the UNIT(s) are my legal, valid and binding obligations, enforceable against me in accordance with their respective terms.

b. Entity Investor Only. The undersigned is a duly organized, formed or incorporated, as the case may be, and is validly existing and in good standing under the laws of its jurisdiction of incorporation, organization or formation. The undersigned has all requisite power and authority to execute, deliver and perform its obligations under this Subscription Agreement and the UNIT(s) and to subscribe for and purchase the UNIT(s) subscribed hereunder. The undersigned will deliver all documentation with respect to its formation, governance, and authorization to purchase the UNIT(s) as may be requested by the Company. Execution, delivery, and performance of this Subscription Agreement and the UNIT(s) by the undersigned have been authorized by all necessary corporate, limited liability company or other action on its behalf, and the Subscription Agreement and the UNIT(s) are its legal, valid and binding obligations, enforceable against the undersigned in accordance with their respective terms.

c. I desire to invest in the UNIT(s) for legitimate, valid and legal business and/or personal reasons and not with any intent or purpose to violate any law or regulation. The funds to be used to invest in the UNIT(s) are derived from legitimate and legal sources, and neither such funds nor any investment in the (or any proceeds thereof) will be used by me or by any person associated with me to finance any terrorist or other illegitimate, illegal or criminal activity. I acknowledge that, due to anti-money laundering regulations, the Company may require further documentation verifying my identity and the source of funds used to purchase the

d. UNIT(s).

If the undersigned is an entity: The undersigned has in place, and shall maintain, an appropriate anti-money laundering program that complies in all material respects with all applicable laws, rules and regulations (including, without limitation, the USA PATRIOT ACT of 2001) and that is designed to detect and report any activity that raises suspicion of money laundering activities. The undersigned have obtained all appropriate and necessary background information regarding its officers, directors and beneficial owners to enable the undersigned to comply with all applicable laws, rules and regulations respecting anti-money laundering activities.

e. I did not derive any payment to the Company from, or related to, any activity that is deemed criminal under United States law.

f. I understand that the Company is relying on the accuracy of the statements contained in this Subscription Agreement in connection with the sale of the UNIT(s) to me, and the UNIT(s) would not be sold to me if any part of this Subscription Agreement were untrue. The Company may rely on the accuracy of this Subscription Agreement in connection with any matter relating to the offer or sale of the UNIT(s).

g. If any statement contained in this Subscription Agreement becomes, for any reason, inaccurate, I shall immediately notify the Company and I understand and acknowledge that the continued accuracy of the statements contained in this Subscription Agreement are of the essence to the Company's sale of the UNIT(s) to me.

h. I acknowledge and agree that any approval or consent of a UNIT(s) holder required under the UNIT(s) may be provided by a signature page delivered or provided electronically, whether by e-signature, facsimile, DocuSign, electronic mail in portable delivery format or other similar means. I further acknowledge that the Company may rely on the contact information I have provided in this Subscription Agreement, including for purposes of confirming that information has been delivered to me or that responses received from me are in fact from me.

6. Investor Qualifications.

I represent and warrant as follows (Answer Part a, b or c, as applicable. Please check all applicable items):

i.   Accredited Investor - Individuals. I am an INDIVIDUAL and:

☐   i. I have a net worth, or a joint net worth together with my spouse, in excess of $1,000,000, excluding the value of my primary residence.

☐   ii. I had an individual income in excess of $200,000 in each of the prior two years and reasonably expect an income in excess of $200,000 in the current year.

☐   iii. I had joint income with my spouse in excess of $300,000 in each of the prior two years and reasonably expect joint income in excess of $300,000 in the current year.

☐   iv. I hold one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65)[1]

☐   v. I am a director or executive officer of New Generation Consumer Group, Inc..

j.   Accredited Investor - Entities. The undersigned is an ENTITY and:

☐   i. The undersigned hereby certifies that all of the beneficial equity owners of the undersigned qualify as accredited individual investors by meeting one of the tests under items (a)(i) through (a)(v) above. Please indicate the name of each equity owner and the applicable test.

☐   ii. The undersigned is a bank or savings and loan association as defined in Sections 3(a)(2) and 3(a)(5)(A), respectively, of the Securities Act either in its individual or fiduciary capacity.

☐   iii. The undersigned is a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended.

☐   iv. The undersigned is an insurance company as defined in Section 2(13) of the Securities Act.

☐   v. The undersigned is an investment company registered under the Investment Company Act of 1940 or a business development company as defined therein, in Section 2(a)(48).

☐   vi. The undersigned is a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

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[1] This item shall only be a valid method of accreditation as an "accredited" investor under Rule 501(a) of Regulation D promulgated under the Securities Act, on or after December 8, 2020, as set in forth in SEC Release Nos. 33 10824 and 34-89669, File No. S?-24-19.

☐ vii. The undersigned is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 and one or more of the following is true (check one or more, as applicable):

☐   (1) the investment decision is made by a plan fiduciary, as defined therein, in Section 3(21), which is either a bank, savings and loan association, insurance company, or registered investment adviser;

☐   (2) the employee benefit plan has total assets in excess of $5,000,000; or

☐   (3) the plan is a self-directed plan with investment decisions made solely by persons who are "accredited investors" as defined under therein.

☐ viii. The undersigned is a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

☐ ix. The undersigned has total assets in excess of $5,000,000, was not formed for the specific purpose of acquiring and one or more of the following is true (check one or more, as applicable):

☐   (1) an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended;

☐   (2) a corporation;

☐   (3) a Massachusetts or similar business trust;

☐   (4) a partnership; or

☐   (5) a limited liability company.

☐ x. The undersigned is a trust with total assets exceeding $5,000,000, which is not formed for the specific purpose of acquiring the Simple Agreement for Future Equity and whose purpose is directed by a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the investment in the Simple Agreement for Future Equity.

☐ xi. The undersigned is a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000

☐ xii. The undersigned is an investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state.

☐ xiii. The undersigned is an investment adviser relying on the exemption from registering with the SEC under section 203(1) or (m) of the Investment Advisers Act of 1940.

☐ xiv. The undersigned is a Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act.

☐   xv. The undersigned is an entity, of a type not listed in items (b)(i) to (b)(xiv) above or b(xvi) to b(xviii) below, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000

☐   xvi. The undersigned is a "family office," as defined in rule 202(a)(ll)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(ll)(G)-1): (1) with assets under management in excess of $5,000,000, (2) that is not formed for the specific purpose of acquiring the securities offered, and (3) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment.

☐   xvii. The undersigned is a "family client," as defined in rule 202(a)(ll)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(ll)(G)-1), of a family office meeting the requirements in item (b)(xvi) above and whose prospective investment in the issuer is directed by such family office pursuant to paragraph(b)(xvi)(3) above.

☐   xviii. The undersigned is a revocable trust where each grantor of the trust is an accredited investor meeting one or more of the individual accredited investor tests under items (a)(i) through (a)(v) above and the person who makes investment decisions for the undersigned is an accredited investor under any one or more of tests under items (a)(i) through (a)(iv) or items (b)(i) through (b) (xvii).

k.   Non-Accredited Investors.

☐   The undersigned cannot make any of the foregoing representations and is therefore not an accredited investor

7. **Miscellaneous**.

l.   I agree to furnish any additional information that the Company or its counsel deem necessary in order to verify the responses set forth above.

m.   I understand the meaning and legal consequences of the agreements, representations and warranties contained herein. I agree that such agreements, representations and warranties shall survive and remain in full force and effect after the execution hereof and payment for the Simple Agreement for Future Equity. I further agree to indemnify and hold harmless the Company, and each current and future member of the Company from and against any and all loss, damage or liability due to, or arising out of, a breach of any of my agreements, representations or warranties contained herein.

n.   This Subscription Agreement shall be construed and interpreted in accordance with **Delaware** law without regard to the principles regarding conflicts of law.

**SIGNATURE PAGE FOLLOWS**

SIGNATURE PAGE FOR INDIVIDUALS

Dated: **{investor.ind.sign.date.1}**   Dated: **{investor.ind.sign.date.2}**

{investor.ind.sign.sig.1}   **{investor.ind.sign.sig.2}**
Signature   Signature of Second Individual (if applicable)

{investor.ind.name.1}   **{investor.ind.name.2}**

_____   _____
Name (type or print)   Name (type or print)

{investor.ind.ssn.1}   **{investor.ind.ssn.2}**

_____   _____
Social Security Number   Social Security Number

{investor.ind.phone.1}   **{investor.ind.phone.2}**
Telephone Number

{investor.ind.addr.street.1}   _____
                                                        Telephone Number

                                                        {investor.ind.addr.street.2}

_____   _____
Residence Street Address   Residence Street Address

{investor.ind.addr.csz.1}   **{investor.ind.addr.csz.2}**

_____   _____
City, State & Zip Code   City, State & Zip Code
{investor.ind.mail.street.1}   **{investor.ind.mail.street.2}**

_____   _____
Mailing Address (only if different from residence   Mailing Address (only if different from residence
address)   address)
{investor.ind.mail.csz.1}   **{investor.ind.mail.csz.2}**

_____   _____
City, State & Zip Code   City, State & Zip Code
{investor.ind.email.1}   **{investor.ind.email.2}**

_____   _____
Email Address   Email Address

Individual Subscriber Type of Ownership:
The subscribed for **Simple Agreement for Future Equity** are to be registered in the following form of ownership **(check one):**

Individual Ownership

Joint Tenants with Right of Survivorship (both parties must sign). Briefly describe the relationship between the parties (e.g., married):

Tenants in common (both parties must sign). Briefly describe the relationship between the parties (e.g., married)

Source of Funds

□ Cash □ CD □ Liquidation □ Margin or Bank Loan □ Money Market□ Other

SIGNATURE PAGE FOR TRUSTS AND ENTITIES

Dated: **{investor.ent.sign.date}**

{investor.ent,name,long}
           {investor ent phone}

Name of Entity (type or print)
        Telephone Number

x **{investor eat sign sig}**
          {investor.ent.tid}

Signature of Authorized Person
        Entity's Tax Identification Number

{investor.ent.sign.name}
{investor.ent.sign.title}

         {investor.ent.contact.name}

Name & Title (typed or printed) of Signatory
    Contact Person (if different from Signatory)

{investor.ent.addr.street}
         {investor.ent.mail.street}

Principal Executive Office Address
    Mailing Address (if different from principal executive office)

{investor.ent.addr.csz}
         {investor.ent.mail,csz}

City, State & Zip Code
        City, State & Zip Code

{investor.ent.email}
         {investor.ent.contact.email}

Email address
        Email address

Entity Subscriber Type of Ownership:

The Simple Agreement for Future Equity subscribed for are to be registered in the following form of ownership (check one):

    Partnership

    Limited liability company

    Corporation

    Trust or estate (describe and attach evidence of authority:

    {investor.ent.type.trust.text}

    IRATrust Account

    other (describe):

    {investor.ent.type.other.text}

ACCEPTANCE

This Subscription Agreement is accepted by New Generation Consumer Group, Inc.

By New Generation Consumer Group, Inc.

_____

Name Lucia De Fatima Oliveira
Its President

Counterpart Signature Page to **{entity.org.doc}** of New Generation Consumer Group, Inc.

IN WITNESS WHEREOF, the undersigned hereby executes this counterpart signature page to the **{entity.org.doc}** of New Generation Consumer Group, Inc., as the same may be amended from time to time, and hereby authorizes New Generation Consumer Group, Inc.to attach this counterpart signature page to the **{entity.org.doc}** as executed by the other parties thereto.

{investor.ind.sign.sig.1}

Signature

{investor.ind.name.1}

Name (type or print)

{investor.ind.sign.sig.2}

Signature of Second Individual (if applicable)

{investor.ind.name.2}

Name (type or print)

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

New Generation Consumer Group, Inc.

PP SAFE NOTE

(Principal Protected Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by the "**Investor**" (as such term is defined below) of $**{investment.securities.amount}** (the "**Purchase Amount**") on or about the "**Effective Date**" (as such term is defined below), New Generation Consumer Group, Inc., a Delaware corporation (the "**Company**"), issues to the Investor the right to SAFE Note(s) of the Company's Common Stock, subject to the terms described below.

The "**Starting Market Price**". is $0.00125 per share
The "**Discounted Conversion Rate**" is 70%.
See **Section 2** for certain additional defined terms.

1. *Events*

(a) **<u>Conversion</u>**. On the **Conversion Date** the SAFE Note(s) shall convert automatically, without any further action on the part of either the Company or the Investor by dividing the **Purchase Amount** by the **Conversion Price.** Any fractional shares shall round up to the next whole share.

(b) **<u>Liquidity Event</u>**. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) **<u>Dissolution Event</u>**. If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Common Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other SAFEs and/or common Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or common Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or common Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other SAFEs and/or common Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **Termination**. This SAFE will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SAFE) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the **Automatic Conversion** of this SAFE under **Mandatory Conversion Date** the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this SAFE under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the common stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Conversion Price**". The lower of Starting Market Price or Variable Conversion Price.

"**Discounted Conversion Rate**". Discounted Conversion Rate is equal to Seventy Percent (70%).

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"Final Market Price". "Final Market Price" means the volume weighted average price (VWAP) for the Common Stock during the five (5) Trading Day period ending on the latest complete Trading Day prior to the Mandatory Conversion Date, as reported on the OTC Pink, OTCQB or applicable trading market or as reported by a reliable reporting service ("Reporting Service") designated by the Holder or, if the OTC Pink is not the principal trading market for such security, as reported on the principal securities exchange or trading market where such security is listed or traded or, if no VWAP of such security is available in any of the foregoing manners, the average of the trading prices of any market makers for such security that are listed in the "pink sheets" by the National Quotation Bureau, Inc.

"Mandatory Conversion Date". First OTC Market Trading Day Three Hundred Sixty-Six (366) days after the end of close of the offering.

"Proceeds" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"SAFE" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this SAFE" mean this specific instrument.

"Starting Market Price". Price arbitrarily recognized and set by Company at $0.00125 per share.

"Variable Conversion Price". Final Market Price multiplied by the Discounted Conversion Rate.

3. *Company Representations*

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this SAFE is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company (subject to section 3(d)). This SAFE constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To its knowledge, the Company is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material debt or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this SAFE do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this SAFE, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4.   *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this SAFE and to perform its obligations hereunder. This SAFE constitutes valid and *binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and* general principles of equity.

(b)   The Investor has been advised that this SAFE and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. Under Regulation CF of the Securities Act of 1933 the securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred: (1) to the issuer; (2) to an accredited investor; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

(c) The Investor is purchasing this SAFE and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

(d) The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5.   *Miscellaneous*

(a) Any provision of this SAFE may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding SAFEs with the same "Post-Money Valuation Cap" and "Discount Rate" as this SAFE (and SAFEs lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such SAFEs must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of SAFEs whose SAFEs have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of SAFEs.

(b) Any notice required or permitted by this SAFE will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this SAFE, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in this SAFE be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this SAFE is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d) Neither this SAFE nor the rights in this SAFE are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this SAFE and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this SAFE in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this SAFE is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this SAFE operate or would prospectively operate to invalidate this SAFE, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this SAFE and the remaining provisions of this SAFE will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) To the extent the Conversion Price of the Company's Common Stock closes below the par value per share, the Company will take all steps necessary to solicit the consent of the stockholders to reduce the par value to the lowest value possible under law.

(g) If the Trading Price cannot be calculated for such security on such date in the manner provided above, the Trading Price shall be the fair market value as mutually determined by the Company and the holders of a majority in interest of the Notes being converted for which the calculation of the Trading Price is required in order to determine the Conversion Price of such Notes. "Trading Day" shall mean any day on which the Common Stock is tradable for any period on the OTC Pink, OTCQB or on the principal securities exchange or other securities market on which the Common Stock is then being traded. The Company shall not be responsible for the fees of its transfer agent and all DTC fees associated with any such issuance.

(h) All rights and obligations hereunder will be governed by the laws of the State of [Governing Law Jurisdiction], without regard to the conflicts of law provisions of such jurisdiction.

(i) The parties acknowledge and agree that for United States federal and state income tax purposes this SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this SAFE to be duly executed and delivered.

COMPANY:

Signature:
Name:
Title

INVESTOR:

Signature:
Name:
Title